Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106
June 15, 2009
BY ELECTRONIC SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. David L. Orlic Mr. Nicholas P. Panos

Re:	Analog Devices, Inc. Schedule TO-C Filed on June 4, 2009 SEC File No. 005-14552
Ladies and Gentlemen:
The following is our response to the comments regarding the above referenced filing contained in a letter from David L. Orlic of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Analog Devices, Inc. (the “Company”), dated June 11, 2009. All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the letter. Your comments are set out in bold and our responses follow in regular type. We hope this is helpful to you in reviewing this response letter.
Exhibit 99.3 Memo from Jerald Fishman
1.	In the answer to Question 6, you state that you may have to exclude eligible employees in certain locations outside the U.S. if, for any reason, you find that their participation would be illegal, inadvisable, or impractical. Please provide your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). To the extent that ADI intends to exclude certain employees in reliance upon the 2001 global Exemptive Order regarding option repricing, please briefly explain to us how ADI satisfies the four conditions that must be met in order for the exemption to be available. Specifically discuss whether exclusion of such employees is consistent with ADI’s compensation policies and practices.
Response:
In designing the Stock Option Exchange, we considered the Commission’s Division of Corporation Finance’s “No Action, Interpretive and/or Exemptive Letter: Issuer Exchange Offers

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June 15, 2009

Conducted for Compensatory Purposes under the Securities and Exchange Act of 1934” dated March 21, 2001 (the “Exemptive Order”) in which the Commission granted an exemption from Rules 13e-4(f)(8)(i) and (ii) for exchange offers for employee stock options that meet four specified conditions listed and determined that we satisfy each of the required conditions, as detailed below.
1.	The issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), and the securities offered in the exchange offer will be issued under such an employee benefit plan.
We are eligible to use Form S-8, as we are subject to filing reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, have filed all reports and other materials required to be filed by such requirements during the preceding 12 months and are not a “shell company” as defined in Rule 405 of the Securities Act. The stock options that would be subject to our proposed stock option exchange program (the “Stock Option Exchange”) were issued under our 1998 Stock Option Plan, our 2001 Broad-Based Stock Option Plan and our 2006 Stock Incentive Plan, which are each “employee benefit plans” as defined in Rule 405 under the Securities Act. The new stock options will all be issued under the 2006 Stock Incentive Program, which, as noted above, is an employee benefit plan as defined in Rule 405.
2.	The exchange offer is conducted for compensatory purposes.
We are proposing and will conduct the Stock Option Exchange for compensatory purposes. We are proposing the Stock Option Exchange to address the problem that the majority of our outstanding stock options are not achieving their original compensatory purpose. We believe the Stock Option Exchange will permit us to improve the effectiveness of our equity compensation program by increasing the benefits to eligible participants, reducing the overhang of outstanding stock options and recapturing value from compensation costs we are already incurring with respect to stock options that have exercise prices lower than the current market value of our common stock. As we stated in more detail in Question 2 of the “Memo from Jerald Fishman to all employees regarding the Proposed Stock Option Exchange Program, dated June 4, 2009, with Q&A for employees regarding the Stock Option Exchange Program (June 4, 2009)” (the “Employee Memo”), filed with the Commission on June 4, 2009:
“The price of our common stock, along with that of other technology companies, has been significantly affected by the worldwide economic downturn. As a result, many of our employees hold a significant number of stock options, granted to them as part of ADI’s compensation plan, that are underwater. These stock options have not delivered the value to our employees that we intended to provide at the time the options were granted. If approved by shareholders, this stock option exchange proposal will allow us to address this concern and increase the motivational and retention value of our stock program. ADI stock options constitute a key component of our total compensation

U.S. Securities and Exchange Commission
June 15, 2009

program, encouraging our employees to think and act like owners of the business, motivating them to work toward the Company’s success and rewarding their contributions by allowing them to benefit from increases in our stock value.”
3.	The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.
Our offer to exchange and Stock Option Exchange documents have not yet been distributed or filed with the Commission and the Stock Option Exchange remains subject to the approval of our shareholders. If we receive approval from our shareholders and launch the Stock Option Exchange, the offer to exchange documents will disclose the essential features and significance of the exchange offer and will include disclosure about risks that option holders should consider in deciding whether to accept the offer.
4.	Except as exempted in this order, the issuer complies with Rule 13e-4.
We believe that, except as otherwise exempted pursuant to the Exemptive Order, we have complied with Rule 13e-4 to date. We will continue to comply with the requirements of Rule 13e-4 through the launch and completion of the exchange offer.
Consistent with the Exemptive Order, we designed the Stock Option Exchange to be consistent with our compensation policies and practices. We have structured the Stock Option Exchange with an expectation that all of our employees (other than our “named executive officers” (as defined in Item 402(a) of Regulation S-K)) could be eligible to participate. However, we recognize there may be situations where it would be impracticable or unfeasible for us to extend the offer to certain employees. For example, we have employees who may be eligible to participate in the Stock Option Exchange in more than 20 foreign jurisdiction where local laws create different, often complex, regulatory regimes. In some cases, local tax rules may make the Stock Option Exchange undesirable for participants, or local legal issues may make the Stock Option Exchange impractical. We believe it is consistent with our compensation policies and practices to conduct the Stock Option Exchange in a manner than includes as many employees as reasonably practical, while excluding employees in those limited situations where necessary.
We will clarify our intention in this regard by adding the following language to our offer to exchange:
We may exclude employees located outside the United States, and we reserve the right to withdraw the Exchange Offer in a particular jurisdiction, if we determine that extending the Exchange Offer in that jurisdiction would have tax, regulatory or other implications that are inconsistent with our compensation policies and practices.

2.	In the answer to Question 17, you state that new stock options will be credited to a participant’s account within 14 business days after the grant date, and that the

U.S. Securities and Exchange Commission
June 15, 2009

grant date will be as soon as practicable after expiration of the offer. Please provide your analysis as to how this is consistent with Rule 14-e-1(c), which requires that you pay the consideration offered promptly after the expiration date.
Response:
Under the terms of the Stock Option Exchange, we will grant the new stock options promptly after accepting the stock options that have been surrendered and determining the new stock options to be granted under the terms of the exchange. As we indicated in Question 17 of the Employee Memo, the grant date for the new options “will be as soon as is practicable after the close of the Stock Option Exchange Program.” We currently expect that the Compensation Committee of our Board of Directors will grant the new stock options on the next business day after the exchange period for the Stock Option Exchange expires. We consider the grant date to be the date on which we will have “paid” for the stock options exchanged in the Stock Option Exchange for the purposes of Rule 14e-1(c), which is consistent with the date the new stock options are considered to have been granted for tax and accounting purposes. The 14-day period indicated in Question 17 relates to the timing required by the third party who administers our stock option program to reflect the new stock option grants in its computer system and the electronic accounts that it maintains for our employees. As none of the new stock options granted under the Stock Option Exchange will be exercisable during the one-year period following the grant of the new stock options, no participant in the Stock Option Exchange will be disadvantaged in any way by this period of up to 14 business days required by the administrator to reflect these options in the participant’s electronic account.
In the offer to exchange and other documents for the Stock Option Exchange, we will explain that the new stock options will be granted promptly after the expiration of the Stock Option Exchange, which we expect to be the next business day after the expiration of the program.
3.	In the answer to Question 24, you state that you have made additional offering materials available on your website, and that you plan to update this material with the latest questions and answers generated by your employees. Please confirm that you have filed all material required to be filed under Rule 13e-4(c).
Response:
We believe we have complied with the Rule 13e-4 to date, including Rule 13e-4(c). We have and will continue to file in accordance with Rule 13e-4(c) all additional offering materials and questions and answers made available on our website. For example, we made available supplemented employee questions and answers on June 12, 2009 and filed them with the Commission on the same day, pursuant to Rule 13e-4(c). As required under Rule 13e-4(c), we will continue to file these materials through the launch and expiration of the Stock Option Exchange and the filing of our final Schedule TO-I reporting promptly the results of the Stock Option Exchange.

U.S. Securities and Exchange Commission
June 15, 2009

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained at the end of your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have additional questions or comments, please do not hesitate to contact Kristin Caplice, the Assistant General Counsel of the Company at (781) 461-3137 or me at (781) 461-3367.

Sincerely,
/s/ Margaret K. Seif
Margaret K. Seif
Vice President, General Counsel and Secretary

cc:	Jerald G. Fishman Analog Devices, Inc. Mark G. Borden, Esq. WilmerHale